November 18, 2005	400 Capitol Mall, Eleventh Floor Sacramento, CA 95814 916.558.6000 : 916.446.1611 FAX : www.weintraub.com

Via EDGAR and Overnight Delivery

R. Todd Wilson 916.558.6048 direct
Securities and Exchange Commission	twilson@weintraub.com
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	NutraCea
Registration Statement on Form SB-2
Filed November 18, 2005

Ladies and Gentlemen:

On behalf of our client, NutraCea, a California Corporation (“NutraCea” or the “Company”), enclosed for filing via EDGAR is the Company’s registration statement on Form SB-2. NutraCea desires that the registration statement be made effective at the earliest practicable date.

Please feel free to contact me with any questions at (916) 558-6000.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION

/s/ Todd Wilson

R. Todd Wilson

cc:	Mr. Brad Edson (NutraCea)
Mr. Todd C. Crow (NutraCea/The RiceX Company)